UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 27, 2012

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Table of content:

-	CALL NOTICE FOR ORDINARY GENERAL MEETING	3

FIBRIA CELULOSE S.A.

Publicly-held Company

CNPJ/MF n. 60.643.228/0001-21

NIRE: 35.300.022.807

CALL NOTICE FOR

ORDINARY GENERAL MEETING

Shareholders of FIBRIA CELULOSE S.A. (the “Company”) are invited, as provided in Article 124 of Law nº 6.404 of December 15, 1976 (the “Brazilian Corporation Law”), on first notice, to attend the Ordinary General Meeting to be held on April 27, 2012, at 9:00AM, in the Company’s headquarters building, located at Alameda Santos, n° 1357/8º floor, Sala Mogno, City of São Paulo, State of São Paulo, to deliberate the following agenda

(a) Take the accounts of the management, examine, discuss and vote on the Financial Statements, accompanied by the Report of the Independent Auditors for the fiscal year ended December 31, 2011;

(b) Resolve on the allocation of the results for the financial year ending December 31, 2011;

(c) Resolve on the proposed capital budget for 2012;

(d) Ratify the election of members of the Board of Directors, members elected ad referendum of the General Meeting;

(e) Elect the members of the Fiscal Council of the Company;

(f) Set the aggregate annual remuneration to the management of the Company and remuneration of the members of the Fiscal Council, the latter in accordance with the limit established in Article 162, paragraph 3 of the Brazilian Corporation Law.

General Information:

1. Holder of common nominal shares with no par value issued by the Company, their legal representatives or attorneys-in-fact may participate in the presently summoned meeting, provided that the aforementioned shares are registered in their names at the depository financial institution responsible for keeping record of the Company’s shares, and/or custody agent, pursuant to the provision set forth in Article 126 of Law no. 6.404/76. Shareholders should be present before the starting time indicated in the Call Notice, bearing the following documents:

• Individual Shareholders: Personal ID document with photograph (personal domestic or foreign ID card, driver’s license or cards for duly accredited professional associations); and proof of ownership for shares issued by the Company, duly updated, provided by the depository financial institution and/or the custody agent after April 24, 2012;

• Corporate Shareholders: Certified copies of the latest articles of incorporation or consolidated bylaws and of the corporate documents which grant representations powers (articles of the election of the directors and/or power of attorney); personal ID document with photograph for the legal representative(s); and proof of ownership for shares issued by the Company, duly updated, provided by the depository financial institution and/or the custody agent after April 24, 2012;

• Investment Funds: Certified copy of the latest consolidated regulations for the fund and of the articles of incorporation or by-laws of its administrator, in addition to corporate documentation that grant powers of representation (articles of the election of the directors and/or power of attorney); personal ID document with photograph for the legal representative(s); and proof of ownership for shares issued by the Company, duly updated, provided by the depository financial institution and/or the custody agent after April 24, 2012.

1.1. Up to 3 (three) business days before the date set for the General Meeting presently summoned, in accordance with article 28, § 4, of the Bylaws, the Shareholder that will be represented by an attorney-in-fact must deposit at the headquarters of the Company the respective power of attorney. The documents shall be sent to the attention of the Company’s Legal Departament, at Alameda Santos, n° 1357/2° floor, 01419-908, São Paulo - SP.

1.2. If the Shareholder has not deposited the power of attorney in the time established in article 28, § 4º, of the Company’s Bylaws, its representatives or attorneys-in-fact may participate in the Meeting, as long as they present, by that date, the originals of the documents proving their powers.

2. All documents pertaining to the matters to be resolved in the General Meeting, including all the documents required by the Normative Ruling n. 481 issued by the Brazilian Securities and Exchange Commission of December 17, 2009, are available to the Shareholders at the Company’s headquarters, on the webpage of the Company’s department of Investor Relations (www.fibria.com.br/ir), on the Brazilian Exchange and Securities Commission’s website (www.cvm.gov.br), and on the São Paulo Stock Exchange BM&FBOVESPA website (www.bmfbovespa.com.br).

São Paulo, March 27, 2012.

JOSÉ LUCIANO DUARTE PENIDO

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2012

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO